SOLO CUP COMPANY

150 S. Saunders Road, Suite 150

Lake Forest, Illinois 60045

(847) 444-5000

December 22, 2009

VIA EDGAR

Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Acceleration Request
Solo Cup Company and each of its subsidiaries set forth on the signature pages hereto
Registration Statement on Form S-4 (File Nos. 333-163504 and
333-163504-01 through 333-163504-09)

Dear Ms. Long:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Solo Cup Company and each of its subsidiaries set forth on the signature page hereto (collectively, the “Registrants”) hereby request that the effectiveness of the Registration Statement on Form S-4 (Registration Nos. 333-163504 and 333-163504-01 through 333-163504-09) (the “Registration Statement”) be accelerated so that it will become effective no later than 4:00 p.m. Washington, D.C. time on December 23, 2009, or as soon thereafter as practicable.

The Registrants acknowledge that:

(i)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrants may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Benjamin R. Foster of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0716 and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Sincerely yours, SOLO CUP COMPANY

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Executive Vice President – HR, General Counsel and Secretary

SOLO CUP OPERATING CORPORATION

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Executive Vice President – HR, General Counsel and Secretary

SOLO MANUFACTURING LLC

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Vice President and Secretary

P. R. SOLO CUP, INC.

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Vice President and Secretary

SF HOLDINGS GROUP, INC.

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Executive Vice President – HR, General Counsel and Secretary

LILY-CANADA HOLDING CORPORATION

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Vice President and Secretary

SOLO CUP OWINGS MILLS HOLDINGS

By:	Solo Cup Operating Corporation, its sole beneficial owner

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Executive Vice President – HR, General Counsel and Secretary

SOLO CUP (UK) LIMITED

By:	/s/ Robert M. Korzenksi
Name:	Robert M. Korzenski
Title:	Director

INSULPAK HOLDINGS LIMITED

By:	/s/ Robert M. Korzenski
Name:	Robert M. Korzenski
Title:	Director

SOLO CUP EUROPE LIMITED

By:	/s/ Robert M. Korzenksi
Name:	Robert M. Korzenski
Title:	Director